UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-32503

PSEG ENERGY HOLDINGS L.L.C.
(Exact name of registrant as specified in its charter)

80 Park Plaza – T-20
Newark, New Jersey 07102-4194
(973) 430-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Liability Company Membership Interest
8.625% Senior Notes due 2008
10.00% Senior Notes due 2009
8.50% Senior Notes due 2011
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Limited Liability Company	Rule 12h-3(b)(1)(i)	☒	Senior Notes
Membership Interest

Rule 12g-4(a)(1)(ii)	☐		Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐		Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐		Rule 12h-3(b)(2)(ii)	☐
			Rule 15d-6	☒	Senior Notes

Approximate number of holders of	Limited Liability Company Membership Interest	1
record as of the certification or notice date:	Senior Notes	160

Pursuant to the requirements of the Securities Exchange Act of 1934, PSEG Energy Holdings L.L.C.has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 28, 2008	By:	/s/ Derek M. DiRisio
Derek M. DiRisio
Vice President and Controller